Mail Stop 3561

November 24, 2008

Via U.S. Mail

Ms. Sarah Jackson, Chief Financial Officer
Mod Hospitality, Inc.
11710 Old Georgetown Road, Suite 808
North Bethesda, Maryland 20852

> **Re:** **Mod Hospitality, Inc. (fka PSPP Holdings, Inc.)**
> **Form 8-K filed October 27, 2008**
> **File No. 000-24723**

Dear Ms. Jackson:

We have reviewed your response letter dated November 14, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 8-K filed October 27, 2008

1. Please file an amendment to your Form 8-K to address the following:

    - Revise the introductory paragraph to explain that the transaction is a reverse acquisition in which ECV Holdings is the legal acquiree but the accounting acquirer since the sole shareholder of ECV Holdings prior to the transaction will own 99.912% of the company's outstanding common shares following completion of the transaction.

    - Please revise to include audited financial statements for ECV Holdings in the Form 8-K filing or explain why you do not believe these financial statements are required.

    - Please explain in the introductory paragraph that the accounting acquirer will succeed to the business previously carried on by PSPP Inc. and will become the registrant through the completion of the reverse merger transaction, and that as a result the historical financial statements presented going forward will be those of the ECV Holdings, the accounting acquirer.

Exhibit 99.1 Pro Forma Unaudited Condensed Financial Information Reflecting the Effects of the Acquisition.

2. Please revise the pro forma financial information included as exhibit 99.1 to address the following:

    - Revise the introductory paragraph to explain that the transaction is a reverse acquisition in which ECV Holdings is the legal acquiree but the accounting acquirer since the sole shareholder of ECV Holdings prior to the transaction will own 99.912% of the company's outstanding common shares following completion of the transaction.

    - Revise the pro forma information, including the pro forma statements of operations to reflect in separate columns the historical information for the registrant (i.e., the accounting acquiree), the accounting acquirer, merger related adjustments, and final pro forma results. This information should be accompanied by detailed footnote disclosures which explain the nature of all adjustments made to arrive at the pro forma amounts. For example, it appears that an adjustment is required to reflect the effects on stockholders equity and outstanding common shares for the shares exchanged in the reverse acquisition transaction. In this regard, the historical accumulated deficit of the accounting acquiree would be eliminated and the net assets obtained by the accounting acquirer in the reverse merger would be reflected as an adjustment to paid in capital of the accounting acquirer. Please revise to include pro forma adjustments and related footnote disclosures explaining these and any other pro forma adjustments.

- Please revise to include a pro forma statement of operations for the fiscal year ended December 31, 2007 as required by Rule 8-05 of Regulation S-X.

- Revise to eliminate the pro forma consolidated statement of cash flows as this information is not contemplated or required by either Article 8 or 11 of Regulation S-X.

- Revise to also include interim consolidated statements of operations for the six months ended June 30, 2008 and 2007 for ECV Holdings Inc. and subsidiaries as required by Rules 8-03 and 8-04 of Regulation S-X.

Exhibit 99.2 Combined Financial Statements of ECRV Hanover Hospitality Leaseco LLC, ECRV Clinton Leaseco LLC and ECRV FM Leasco LLC

Note 6. Base Rent and Additional Rent

3. We note that the lease agreements for Hanover and Clinton provide for increasing rental payments over the terms of the lease arrangements. Please confirm that rent expense under these lease arrangements is recognized on a straight-line basis over the lease terms as required by paragraph 15 of SFAS No.13. If rent expense has not been recognized on a straight-line basis in the combined financial statements, please revise the combined financial statements to properly recognize rental expense in accordance with SFAS No.13.

Note 7. Subsequent Events

4. Please revise Note 7 to disclose the terms of the transaction in which ECV Holdings became the holder of 99.912% of Mod Hospitality Inc.'s outstanding common shares.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief